Home Chef leverages Points’ Loyalty Commerce Platform
to Power New Incentive Offering

United MileagePlus Members Will be First to Earn Miles by Signing Up to Cook with Home Chef

TORONTO, June 19, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced a multi-year partnership with Home Chef, one of the largest meal kit delivery companies in the U.S. United Airlines’ MileagePlus members will now earn frequent flyer miles when they sign up and make their first Home Chef purchase.

“We’re thrilled to be partnering with Points and United as our launch program,” said Rich DeNardis, Chief Revenue Officer, Home Chef. “The ability to seamlessly introduce our leading meal delivery service to millions of loyalty program members provides us with a huge customer acquisition opportunity.”

When members sign up for Home Chef’s weekly deliveries of fresh, perfectly-portioned ingredients, they combine incredible home cooking with earning more of their chosen loyalty program points or miles, starting with United Airlines’ MileagePlus. The transaction is seamlessly powered by Points’ industry standard Loyalty Commerce Platform.

“Linking leading brands like the highest rated meal kit company, Home Chef, to the loyalty ecosystem is the core focus of our Platform Partnerships strategy,” said Points’ President, Christopher Barnard. “First, we’re excited that Home Chef now offers a proven and compelling incentive that helps its customers get more out of their service. Second, we’re satisfied that offering loyalty members increased access through multiple channels allows them to get more out of their programs and is an engaging and profitable strategy for our leading loyalty program partners like United Airlines. We look forward to helping Home Chef continue to expand this exciting initiative by adding new programs in the coming months.”

With its leading Loyalty Commerce Platform, Points provides loyalty ecommerce and technology solutions to the world's top brands to power innovative products and services to drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great products, including the Buy, Gift and Transfer functionality, to nearly 60 loyalty program partners worldwide.

For more about Points' Loyalty Commerce Platform, visit www.points.com.

About Points
Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London and Dubai.

For more information, visit company.points.com.

About Home Chef
Home Chef is one of the largest meal kit delivery companies in the U.S., with over 3.5 million meals delivered each month. Founded in 2013, Home Chef offers fresh, pre-portioned ingredients and easy to follow recipes delivered weekly and is designed for anyone to be able to cook and everyone to enjoy. The Chicago-based company delivers nationwide. For two years running, Home Chef has been rated #1 in customer satisfaction among leading meal kit companies, according to Market Force Information U.S. Grocery Benchmark Study. Home Chef is a subsidiary of The Kroger Co. (NYSE: KR). Find out more and get cooking at www.homechef.com. Follow us on Twitter, Instagram and Facebook for updates and inspiration.

CONTACT
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
649-539-1310

Home Chef Media Relations
Maris Callahan
maris.callahan@homechef.com
312-771-9201